Exhibit 99.1

POSITION STATEMENT

June 13, 2023

Stratasys Ltd.

2 Holtzman Street,

Science Park, P.O. Box 2496

Rehovot 76124, Israel

Attention: The Board of Directors (the “Board”)

Re: Position Statement – Extraordinary General Meeting of Stratasys Ltd.

Dear Sir/Madam,

On the date hereof, Nano Dimension Ltd. (“Nano” or “we”) sent a letter (the “Letter”) to you demanding that, as required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) Stratasys Ltd. (the “Company” or “Stratasys”) call an Extraordinary General Meeting of its shareholders (the “Meeting”). We respectfully submit this position statement in connection with the items to be included on the agenda for the Meeting as stipulated in the Letter.

Based on the solicitation / recommendation statement submitted by the Company to the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2023, Nano holds approximately 14.1% of the voting rights of the Company as of May 24, 2023, as reflected in the Letter, and, acting in the best interest of the Company and its shareholders, seeks to cause the Company to convene the Meeting to allow the shareholders of the Company to vote upon resolutions designed, inter-alia, to improve the Company’s corporate governance by way of dismissing seven (7) of the current Company’s directors from office and accordingly appointing seven (7) new directors proposed by Nano to replace them. We believe this action is required in order to protect shareholders’ interests, particularly due to the following key reasons:

☐ Existing Stratasys board of directors (the “Stratasys Board”) is not fulfilling its fiduciary duties and duty of care. This is demonstrated by various matters, such as:

o Stratasys Board announced an illegal ‘poison pill’. On July 25, 2022, the Stratasys Board announced that it adopted a rights plan (the “Rights Plan”), according to which, upon a person / entity becoming an “Acquiring Person” (as defined in the Rights Plan) or otherwise merely initiating a tender offer which may result in the latter becoming an Acquiring Person, remaining shareholders (i.e., all other shareholders other than the Acquiring Person) would be entitled to exercise a right to purchase, at a de minimis price, one ordinary share of Stratasys per each Stratasys ordinary share held by them. Companies Law does not permit the adoption of such a Rights Plan by the board of directors, since any shareholder rights must be determined under the Company’s Articles of Association. Stratasys’s shareholders were not asked to approve an update to the Stratasys Articles of Association that do not contain such a provision. Rather, it specifically states that the rights attached to the shares are as prescribed therein. Nevertheless, the Stratasys Board approved the Rights Plan without securing shareholder approval and without amending its Articles of Association. Regardless, even had the Stratasys Board received the requisite shareholder approval, the Rights Plan constitutes unfair treatment between shares of the same class and ipso-facto should be void.

o Stratasys Board outright refused to negotiate Nano’s offers presented to them by Nano to purchase Stratasys shares.

-On March 6, 2023, Nano delivered a letter to the Stratasys Board, proposing a non-binding indicative offer, which outlined the principal terms and conditions under which we would enter into a business combination with Stratasys. Pursuant to this indicative offer, Nano sought to acquire the remaining outstanding shares that Nano did not own and intended to offer to all shareholders of Stratasys at a price per share of $18.00 to be paid in cash, an offer that reflected a 36% premium to the unaffected closing stock price as of March 1, 2023, and a 31% premium to the 60-day volume-weighted average price (VWAP) through March 1, 2023.

-On March 22, 2023, Stratasys issued a press release announcing its review, and the Stratasys Board’s unanimous rejection, of our proposal based on its view that the proposal “substantially undervalues the Company in light of its standalone prospects and is not in the best interest of Stratasys and its shareholders” without any reasonable explanation or examination.

-On March 29, 2023, Nano issued a press release describing the submission of our revised offer to acquire Stratasys for $19.55 per share in cash. On April 3, 2023, Nano sent a letter to the Stratasys Board, wherein Nano proposed an indicative, non-binding offer for an all-cash acquisition of the remaining shares of Stratasys not currently owned by Nano for a price of $20.05 per share.

-On April 13, 2023, Stratasys issued a press release announcing its review, and the Stratasys Board’s unanimous rejection, of Nano’s proposal to acquire Stratasys for $20.05 per share in cash, stating that Nano’s proposed acquisition was not in the best interest of Stratasys and its shareholders. Again, without any real and authentic explanation and without any effort to negotiate the offered price

-On June 25, 2023, Nano launched an all cash special tender offer, not subject to any financing condition, to purchase between 38.8% and 40.8% of Stratasys’s issued and outstanding ordinary shares, at a price per share of US$18.00, reflecting a premium of 26% over the unaffected Stratasys closing price as of March 3, 2023 and a 39% premium to the 60-day VWAP as of March 3, 2023 (the “Tender Offer”).

o Stratasys Board acted in bad faith by entering into a merger agreement that contradicts the court decision requiring a mediation process with Nano. Following a court hearing held on May 15, 2023, where Stratasys itself agreed to a mediation process with a mutually agreed mediator, on May 25, 2023, Stratasys Board entered into an agreement and plan of merger with Desktop Metal, Inc. (“DM”), and Tetris Sub, Inc. (the “Merger” and “Merger Agreement”, respectively). The Merger Agreement presents a significantly lower value to Stratasys and its shareholders for various reasons, including substantial dilution to existing shareholders of Stratasys (approximately 40% dilution of ownership), the mere election to pay the merger consideration in Stratasys shares (despite claims by Stratasys that its shares are undervalued), DM is a cash burning SPAC remnant, which destroyed over US$ 3.8 billion of shareholder value1, and with no feasible plan of synergy.

Albeit, and despite Nano’s superior cash only offer, the Merger Agreement includes provisions in which the Stratasys Board unlawfully agreed to actively discourage any competing transactions, by various ways, such as de-facto agreeing to not provide a positive opinion over a competing transaction being superior to the Merger, refraining from facilitating, arranging or encouraging, or otherwise conducting any communication regarding any such proposal without the approval of DM, and only if Stratasys provides DM with all confidential information pertaining to such negotiation. This provision unequivocally prevents Stratasys from continuing any communications with Nano (including any ongoing mediation process) regarding the tender offer, in full contradiction to the court’s decision and although Stratasys Board was well aware, at the time of entering into the Merger Agreement, that a mediation process is already underway.

In essence, the Stratasys Board agreed to mediation and immediately thereafter, bluntly ignoring its fiduciary duties, has contractually bound itself from doing so and from fulfilling its fiduciary duties by committing to not support any offer other than the Merger.

[1]	Decrease in equity value since the de-SPAC transaction in 12/10/2020.

o The Stratasys Board acted in bad faith by intentionally tying its hands from considering transactions more beneficial to the Company and its Shareholders, which seems to only reflect the desire for self-preservation. The Stratasys Board’s rejection of the Tender Offer within the context of the various circumstances referred to herein raises serious concerns about its motives and integrity and rather appears to prioritize self-interest and self-preservation of the Stratasys Board over the best interest of Stratasys and its shareholders. To illustrate this further, in addition to the foregoing obligations the Stratasys Board has assumed under the Merger Agreement, in order for the Stratasys Board to revise, revoke (or even adversely change) its supporting opinion concerning the Merger, even if it believes a competing offer to be a superior one, and even after permitting DM to improve its offer accordingly, Stratasys will be required to pay a substantial ‘break up fee’ of US $32,000,000 in certain circumstances of the Merger Agreement is terminated by Stratasys or DM. This omission undermines the Board’s credibility and raises doubts about their commitment to acting in the best interests of shareholders and their fiduciary duties. It is evident that the Board’s published statement is an attempt to undermine Nano’s offer without offering valid reasons. This lack of transparency and disregard for shareholder interests raise concerns about the Board’s adherence to fair dealing and their fiduciary duties.

In addition, the Stratasys Board also seeks to fortify its position vis-à-vis its shareholders. This is demonstrated by the Stratasys Board solicitation to amend the Stratasys Articles of Association with provisions impairing the ability of shareholders to dismiss the Stratasys Board’s Chairperson, adopt certain resolutions with the consent of at least 2/3 of the directors then in office, preventing the Company’s shareholders from dismissing and appointing directors at a Special General Meeting, etc. Given the foregoing, and in light of the dubious behavior of the Stratasys Board in rejecting a more favorable offer, the members of the Stratasys Board sole desire is to maintain their positions on the Stratasys Board.

1. Our Position on Proposal 1 - to dismiss certain Stratasys’s directors from office and to appoint new directors in each of their place, and to approve their compensation

We recommend that the Stratasys shareholders adopt the following resolutions:

“RESOLVED, to dismiss Mr. Dov Ofer from the Board effective immediately and to appoint Mr. Zivi Nedivi in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. John J. McEleney from the Board effective immediately and to appoint Mr. Ze’ev Holtzman in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Ms. Ziva Patir from the Board effective immediately and to appoint Mr. Hanan Gino in her place to serve until the next general annual meeting of shareholders, and to approve Mr. Gino compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. David Reis from the Board effective immediately and to appoint Mr. Tomer Pinchas in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. Yair Seroussi from the Board effective immediately and to appoint Mr. Nick Geddes in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Ms. Adina Shorr from the Board effective immediately and to appoint Ms. Yael Sandler in her place to serve until the next general annual meeting of shareholders, and to approve her compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. Michael Schoellhorn from the Board effective immediately and to appoint Mr. Yoav Stern in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, any and all new directors appointed by the Board (if any) following June 13, 2023 and until the conclusion of the Meeting be, and they hereby are, removed from the Board, effective immediately.”

2. Our Position on Proposal 2 - to approve the entry into indemnification and exculpation agreements and provide liability insurance coverage to the director nominees in the form acceptable in the Company and granted to current Board members of the Company.

we recommend that the Stratasys shareholders to adopt the following resolution:

“RESOLVED, to approve the entry into granting indemnification and exculpation agreements and provide liability insurance coverage to the director nominees as currently provided to the current directors of the Company.”

We believe that our proposals set forth in the enclosed Letter will help effect a long-overdue change to the Stratasys Board, and importantly, help to align the Stratasys Board with shareholders’ interests to maximize value.

This Position Statement should not be construed to prejudice any of our claims, rights, arguments, demands, grounds and/or remedies under any contract, the Articles of Association and/or law.

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